                                                    ----------------------------
                                                           OMB APPROVAL
                                                    ----------------------------
                            UNITED STATES              OMB Number:  3235-0145
                 SECURITIES AND EXCHANGE COMMISSION  Expires:  October 31, 1994
                       WASHINGTON, D.C.  20549        Estimated average burden
                                                      hours per form .... 14.90
                                                    ----------------------------

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _________)*


                   Balcor/Colonial Storage Income Fund - 85
- - --------------------------------------------------------------------------------
                               (Name of Issuer)

                       Interests in Limited Partnership
- - --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                     NONE
           ---------------------------------------------------------
                                (CUSIP Number)

  David B.H. Martin, Jr., Hogan & Hartson L.L.P., 555 Thirteenth Street, NW,
                      Washington, DC 20004, 202/637-5600
- - --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                        April 12, 1996
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- - -----------------------                                  ---------------------
  CUSIP NO.   NONE                      13D                PAGE 2 OF 5 PAGES
           ----------                                          ---  ---
- - -----------------------                                  ---------------------

- - ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Public Storage, Inc.

- - ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- - ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- - ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

          WC
- - ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]

- - ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          California

- - ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                25,673.579

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              - 0 -
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 25,673.579

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              - 0 -

- - ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          25,673.579

- - ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- - ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          9.3%

- - ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO

- - ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- - -----------------------                                  ---------------------
  CUSIP NO.   NONE                                         PAGE 3 OF 5 PAGES
           ----------                                          ---  ---
- - -----------------------                                  ---------------------



          ITEM 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D relates to limited partnership interests (the "Interests") in Balcor/Colonial Storage Income Fund - 85, an Illinois Limited Partnership (the "Partnership"). The address of the principal executive office of the Partnership is Balcor Plaza, 4849 Golf Road, Skokie, Illinois 60077.


          ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is filed by Public Storage, Inc. (the "Company"), a California corporation with its principal office located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241. The Company is a REIT, organized in 1980 that has invested primarily in existing mini-warehouses. The Company has also invested to a much smaller extent in existing business parks containing commercial and industrial rental space.

          (d)-(e) During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding the Company was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Company paid $3,681,249.80 to purchase 18,406.249 Interests on April 12, 1996. Expenses (exclusive of the purchase price of the Interests) are estimated at $150,000. The source of these funds was the Company's general corporate funds.


          ITEM 4.   PURPOSE OF TRANSACTION

          The Company believes that the acquisition of the Interests represents a good investment for the Company and its shareholders. The Company has acquired the Interests for investment purposes.

          (a) The Company may acquire additional Interests. Any such acquisitions may be made through private purchases, through one or more future tender offers or by any other means deemed advisable by the Company.

          (b)-(c)  Not applicable.

- - -----------------------                                  ---------------------
  CUSIP NO.   NONE                                         PAGE 4 OF 5 PAGES
           ----------                                          ---  ---
- - -----------------------                                  ---------------------


          (d) The Company may seek to discuss the acquisition of Colonial Storage Management, Inc., the manager of the Partnership's properties, or otherwise seek to obtain the right to manage the Partnership's properties.

          (e)-(j)  Not applicable.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The Company beneficially owns 25,673.579 Interests in the Partnership which represents 9.3% of the outstanding Interests.

          (b) The Company has the sole power to vote 25,673.579 Interests, and the sole power to dispose of 25,673.579 Interests, subject to the disclosure regarding the Everest Balcor-85 Interests set forth in Item 5(c) herein.

          (c) On March 21, 1996, the Company entered into an agreement with Everest Storage Investors, LLC (the "Everest Agreement") for the purchase of limited partnership interests in six different partnerships, including the purchase of 6,752.33 Interests (the "Everest Balcor-85 Interests") for $210 per Interest. The Everest Agreement was the result of direct negotiation between the parties. The Everest Agreement, by its own terms, will close on a partnership by partnership basis in one or more closings on or before September 3, 1996. The Everest Agreement has not yet closed regarding the Everest Balcor-85 Interests.

          On April 12, 1996, the Company purchased from interest holders 18,406.249 Interests for $200 per Interest. These Interests were tendered in response to an Offer to Purchase dated January 25, 1996, with an expiration date of March 12, 1996 (the "Offer to Purchase"). The Offer to Purchase was disseminated to interest holders by the Company.

          (d)-(e)  Not applicable.


          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

- - -----------------------                                  ---------------------
  CUSIP NO.   NONE                                         PAGE 5 OF 5 PAGES
           ----------                                          ---  ---
- - -----------------------                                  ---------------------


                                   Signature



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.



Dated:  April 22, 1996


                                          PUBLIC STORAGE, INC.



                                          By:   /s/ Sarah Hass
                                               ----------------------------
                                               Sarah Hass
                                               Vice President